Exhibit 99.1

SharpLink Gaming Announces Closing of Merger with
SportsHub Games Network

MINNEAPOLIS – (ACCESSWIRE) – December 28, 2022 – SharpLink Gaming Ltd. (Nasdaq: SBET) (“SharpLink” or the “Company”), a pioneer of targeted conversion solutions for the U.S. sports betting and iGaming industries, today announced the closing of the previously announced acquisition of SportsHub Games Network, Inc. (“SportsHub”), effective December 22, 2022. The merger was approved by the Company’s Board of Directors based on the recommendation of a Special Committee of the Board of Directors consisting exclusively of independent directors, and by the Company’s shareholders. SharpLink’s shareholders approved the consummation of the merger at the Extraordinary General Meeting of Shareholders held in Minneapolis, Minnesota on December 14, 2022; and the voting results were subsequently announced via press release and on Form 6-K furnished to the U.S. Securities and Exchange Commission on December 15, 2022.

“Today marks an exciting new phase in the ongoing evolution and growth of SharpLink, representing a key milestone for our companies, our employees, our stockholders and for our clients and the sports fans we serve,” stated Rob Phythian, Chief Executive Officer of SharpLink.  “The combined company is well aligned to the fast-growing U.S. fantasy sports, sports betting and iGaming industries, and provides SharpLink with a strong foundation to create sustainable shareholder value over the long-term.”

In association with the transaction, SharpLink issued, in aggregate, 4,725,125 ordinary shares to common and preferred stockholders of SportsHub, on a fully diluted basis, bringing the total number of SharpLink’s ordinary shares issued and outstanding to 27,287,006.

Loeb & Loeb, LLP acted as U.S. legal counsel and S. Friedman, Abramson & Co. acted as Israeli legal counsel to SharpLink.  Corporate Law Partners, PLLC acted as legal counsel to SportsHub.

About SharpLink Gaming Ltd.

Founded in 2019, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. In addition, SharpLink specializes in helping sports media companies, leagues, teams and sportsbooks develop strategies, products and innovative solutions to drive deep fan activation and engagement with highly interactive free-to-play games and mobile applications.  Further, SharpLink owns and operates a variety of real-money fantasy sports and sports simulation games and mobile apps on its platform; and is licensed or authorized to operate in every state in the United States where fantasy sports and online sports betting has been legalized. SharpLink’s proprietary fantasy sports platform reaches more than two million fantasy sports fans who spend almost $40 million annually on its portfolio of digital gaming experiences and contests.  For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected growth in the online betting and iGaming industries, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company's ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which the Company operates on the Company’s operations, the demand for the Company’s products and the Company’s customers' economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company's annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SHARPLINK MEDIA & INVESTOR RELATIONS:
SharpLink Gaming Ltd.
Dodi Handy, Director of Communications
Phone: 407-960-4636
Email: ir@sharplink.com